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10030240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trans American Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 N. Henderson Road Suite 8
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Walters 703-527-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Arthur L. Walters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trans American Equities Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title



KATHLEEN ANN MCMANUS
COMMONWEALTH
REGISTRATION NO.
312382
MY COMM. EXPIRES
05/31/2013
OF VIRGINIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

May 16, 2010

Board of Directors
Trans American Equities Corporation
4141 N. Henderson Road Suite 8
Arlington , VA 22203

I have audited the accompanying balance sheet of Trans American Equities Corporation, as of December 31, 2009, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trans American Equities Corporation as of December 31, 2009, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr, CPA

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

May 16, 2010

Board of Directors
Trans American Equities Corporation
4141 N. Henderson Road Suite 8
Arlington , VA 22203

I have audited the accompanying balance sheet of Trans American Equities Corporation, as of December 31, 2009, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trans American Equities Corporation as of December 31, 2009, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Trans American Equities Corporation
BALANCE SHEET
As of December 31, 2009

ASSETS

CURRENT ASSETS		
Cash In Bank	$	45,078.00
Investments		218,300.00
Add: Unrealized Gain		(14,154.00)
Accounts Receivable		4,800.00
Total Current Assets		254,024.00
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	254,024.00

See Accountant's Audit Report

Trans American Equities Corporation
BALANCE SHEET
As of December 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 2,700.00
Total Current Liabilities	2,700.00
LONG-TERM LIABILITIES	
Total Liabilities	2,700.00
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $.01 per share, 10,000 shares authorized, 8,100 shares issued and outstanding	81.00
Paid in Excess	239,919.00
Net Unrealized Securities Gain	(14,154.00)
Retained Earnings	25,478.00
Total Stockholders' Equity	251,324.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 254,024.00

See Accountant's Audit Report

Trans American Equities Corporation
STATEMENT OF INCOME

	12 Months Ended December 31, 2009
Revenues	
Investment Income	$ 19,250.00
Interest Income	101.00
Total Revenues	19,351.00
Operating Expenses	
Floor brokerage, exchange, and c	332.00
Other expenses	17,491.00
Total Operating Expenses	17,823.00
Operating Income (Loss)	1,528.00
Net Income (Loss)	$ 1,528.00

See Accountant's Audit Report

Trans American Equities Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2009	
Beginning of Period	$	23,950.00
Plus: Net Income	$	1,528.00
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	25,478.00

See Accountant's Audit Report

Trans American Equities Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 1,528.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	90.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(7,455.00)
Accrued Liabilities	0.00
Total Adjustments	(7,365.00)
Net Cash Provided Bv (Used in) Operating Activities	(5,837.00)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,837.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	50,915.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 45,078.00

See Accountant's Audit Report

TRANS AMERICA EQUITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2009	81	$ 81	81	$ 239,919	-	$ -	$ 23,950	$ 263,950
Net Income	-	-	-	-	-	-	1,528	1,528
Capital Transactions	-	-	-		-	-	-	-
Net Unrealized Securities Gain	-	-	-	-	-	-	-	(14,154)
Balance at December 31, 2009	81	$ 81	81	$ 239,919	-	$ -	$ 25,478	$ 251,324

See Accountant's Audit Report

TREASURE FINANCIAL CORPORATIION
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the State of Virginia effective January 1, 1983. The Company has adopted a calendar year.

Description of Business

The Company, located in Arlington, VA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operational activities have been limited to investment advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Income Taxes

Prepaid and deferred income taxes are provided for timing differences between income and expenses for financial reporting purposes for income tax purposes.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009, or in the procedures followed in making the periodic computation required. At December 31, 2009, the Company had net capital of $190,478 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1 at December 31, 2009. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) – limited business.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE D – INVESTMENT SECURITIES

Investment securities are carried at cost adjusted for amortization of premiums and discounts, both computed by the straight-line method. The Company is required to disclose fair value information for balance sheet financial instruments. The fair value of the equity securities is based upon market quotations at December 31, 2009. The fair value of the financial instruments may not be indicative of their future fair values.

	EQUITY SECURITIES
Carrying Value	$204,146
Fair Value	204,146

NOTE E – COMMON STOCK

On July 23, 1986, the Company declared a reverse split of the common stock reducing the authorized 100,000 shares with a par value of $0.01 to 10,000 shares with a par value of $0.01. All common shares at the time of the reverse split were issued and outstanding and were exchanged at the rate of 10 shares of old stock for one share of new. On October 8, 1986, the common stockholders, on a pro rata basis paid in additional of $15,000. On December 1, 1989, the common stockholders, on a pro rata basis, again paid in an additional amount of $15,000.

On January 1, 1996, the Company declared a reverse stock split. Ten thousand shares of common stock were exchanged at a rate of two shares of old stock for one share of new stock. Par value remained at $0.01 per share. On February 20, 1996, the Company sold 2,850 shares of previously unissued stock for $20,000. On March 5, 1998, 150 shares of previously unissued stock were sold for $50,000. On July 1, 2005, 100 shares of previously unissued stock were sold for $135,000.

NOTE F – SIPC SUPPLEMENTAL REPORT

The Company does not need to file an SIPC Supplemental report pursuant to the Rule because they are only required to pay the statutory minimum assessment.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2009

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2009

Computation of Net Capital

Total Stockholder's equity:		$ 251,324.00
Nonallowable assets:		
Accounts receivable – other	4,800.00	
Undue Concentration	25,424.00	
Haircuts	30,622.00	64,416.00
Net allowable capital		$ 190,478.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 180.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 185,478.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,700.00
Percentage of aggregate indebtedness to net capital	1.42%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2009	$ 189,090.00
Adjustments:	
Change in Undue Concentration Charges	1,388.00
NCC per Audit	$ 190,478.00

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2009

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (1) because of limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2009	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2009	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2009

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 16, 2010

Board of Directors
Trans American Equities Corporation
4141 N. Henderson Road
Suite 8
Arlington, VA 22203

In planning and performing my audit of the financial statements and supplemental schedules of Trans American Equities Corporation for the year ended December 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

TRANS AMERICAN EQUITIES CORPORATION
AUDIT REPORT
December 31, 20~~10~~09

Trans American Equities Corporation

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2009 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2009

TRANS AMERICAN EQUITIES CORPORATION
December 31, 2009

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